



Crimson Horticultural Rarities Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $124,000

Offering End Date: August 7, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Crimson Horticultural Rarities Inc

Founded: March 26, 2014

Address: 4268 Piedmont Ave
            Oakland, CA 94611

Industry: Florists

Employees: 4

Website: https://crimsonhort.com/

Use of Funds Allocation:

If the maximum raise is met:

$102,300 (82.50%) – of the proceeds will go towards debt refinancing

$14,260 (11.50%) – of the proceeds will go towards working capital- shop renovations or relocation, bookkeeping

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 12,300 Followers





<u>Business Metrics:</u>

	FY23	FY24	YTD 4/30/2025
Total Assets	$134,646	$100,907	$76,388
Cash & Cash Equivalents	$21,632	$26,900	$8,490
Accounts Receivable	$1,535	$2,285	$1,910
Short-term Debt	$427,867	$588,214	$205,350
Long-term Debt	$161,270	$130,787	$157,187
Revenue	$743,545	$579,442	$171,084
Cost of Goods Sold	$220,255	$245,201	$45,828
Taxes	$0	$0	$0
Net Income	$11,275	-$139,031	-$5,058

<u>Recognition:</u>

Crimson Horticultural Rarities Inc (DBA Crimson Horticultural Rarities) has cultivated long lasting relationships with small artisans, artists, and horticultural enthusiasts who all share the same goal - making this world a little more beautiful. They handpick their plants at the nursery to ensure they're ready to thrive in your space for lasting interior plant design. Their pottery, apothecary, and decor items are carefully selected with craft and sustainability in mind. They work one-on-one with a variety of artisans to curate their unique collection of handmade goods. They provide a holistic experience - from the look, feel, and smell of the shop to the interactions they have with their customers.

<u>About:</u>

Crimson Horticultural Rarities Inc (DBA Crimson Horticultural Rarities) is an indoor plant boutique focused on rare and unusual horticultural specimens, handmade pottery, and a variety of botanically inspired goods for the body and home. They provide an experience unlike any other nursery.

For more information, contact our Customer Support Team at support@thesmbx.com

